

September 10, 2014

<u>Via E-mail</u>
Ms. Hui Nooi Ng
Chief Financial Officer
REDtone Asia, Inc.
Unit 15A, Plaza Sanhe
No. 121Yanping Road
JingAn District, 200042 Shanghai
Peoples Republic of China

   Re: REDtone Asia, Inc.
     Form 10-K for the year ended May 31, 2013
     Filed September 13, 2013
     File No. 333-129388

Dear Ms. Ng:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Robert S. Littlepage, for

        Larry Spirgel
        Assistant Director